Mail Stop 6010

August 19, 2005


Adar Azancot
Chief Executive Officer
RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 42504, Israel


	Re:	RADA Electronic Industries Ltd.
		Registration Statement on Form F-3 and
		  documents incorporated by reference
      	Filed on August 12, 2005
		File No. 333-127491

Dear Mr. Azancot:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 76

1. We note your conclusion regarding the effectiveness of your disclosure controls and procedures. However, the language that appears after the word "effective" does not fully comply with the definition of disclosure controls and procedures as contained in Rule
13a-15(e) of the Exchange Act. Please revise your filing to remove this language. Alternatively, if you elect to retain the language appearing after the word "effective," please revise your filing to ensure the language complies with the definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange
Act.

2. We note your statement that "all internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation and presentation." Please revise your filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Financial Statements, page F-1

Report of Independent Auditors, page F-3

3. We note that Luboshitz Kasiserer, an affiliate member of Ernst
&
Young International, issued their report dated June 23, 2003 on your financial statements for the year ended December 31, 2002 and that their report references the auditing standards established by the Public Company Accounting Oversight Board (United States). However, it does not appear that Luboshitz Kasiserer is registered with the Public Company Accounting Oversight Board. Please note that an unregistered firm cannot update their report to be performed in accordance with the Public Accounting Oversight Board Standards (United States). Please have your former auditor revise its report to remove the reference to the Public Accounting Oversight Board Standards (United States) and please file an amendment to your Form
20-F to include the revised report. Please also file an amendment to your Form F-3 to update the consent of your former auditor to reference the amended Form 20-F.

Statement of Cash Flows, page F-7

4. Revise your filing to separately present the proceeds and repayments of your short-term bank credits and loans within your statement of cash flows or tell us why you believe these items qualify for net reporting. Refer to paragraphs 11-13 of SFAS 95.

Notes to Consolidated Financial Statements, page F-9

Note 2.  Significant Accounting Policies, page F-9

-m.  Concentrations of Credit Risk, page F-13

5. We note that you have an outstanding long-term receivable to your
CEO and former officer of $983,000 as of December 31, 2004 and
2003
and that you are currently in litigation with these officers regarding such loans. We further note your disclosures on page F-21 and F-22 that you have various legal proceedings outstanding with your former CEO and officers in part relating to these receivables.
Please tell us and revise your filing to explain how you have determined that these outstanding receivables are collectible as of
December 31, 2004.

-p.  Revenue Recognition, page F-14

6. We note that your revenues from certain arrangements may include multiple elements within a single contract and that you account for these arrangements as one unit of accounting under EITF 00-21. Please tell us and revise your filing to explain in more detail the nature of any multiple element arrangements that are within the scope of EITF 00-21 and why you believe it is appropriate to account for these as one unit of accounting. Disclose when you recognize revenue on these arrangements.

7. We further note on page 19 and throughout the filing that your arrangements include software packages. Please tell us how you have considered SOP 97-2 and EITF 03-05 in your revenue recognition policies for sales including software.

Note 7.  Intangible Assets, net, page F-20

8. We note that you recorded $758,000 and $251,000 of impairment related to specific test system program sets for the year ended December 31, 2003 and 2002, respectively and that these charges were recorded because you did not anticipate future revenues on specific
Test Systems Program Sets. We further note on page F-9 that you changed the useful life of the intangibles from five to ten years during 2003. Tell us why you concluded it was appropriate to change the useful life from five to ten years for your test systems program sets at the same time you were recording an impairment of similar assets.

Note 10.  Commitments and Contingent Liabilities, page F-21

9. You state that you have recorded floating charges on your assets and specific charges on certain of your assets in respect to your liabilities to banks and other creditors. Please tell us and revise your filing to disclose the nature of your liabilities under your bank and other creditor arrangements. Clarify why you record floating charges and specific charges on your assets. Within your discussion, please tell us how you account for these charges within your consolidated financial statements.

10. We note that you have obtained $3.1 million in guarantees on behalf your customers and suppliers in the ordinary course of business. We further note your disclosure on page F-10 that you have restricted cash of $1 million related to guarantees your customers.
Tell us and revise your filing to explain the nature of your obligations under these guarantees, including the approximate term of these guarantees, how the guarantees arose, the events or circumstances that would require you to perform under these guarantees, and other disclosures required by paragraph 13 of FIN 45.
Within your discussion, please tell us and revise to state why you have restricted cash of $1 million related to guarantees for your customers.

Note 11.  Shareholder`s Equity, page F-23

11. We note you have determined the fair value of the warrants and investment rights that were issued in 2003 and 2004 based upon an analysis completed by an independent third party valuation firm. While you are not required to make reference to such, you should disclose the name of the expert and include the consent of the expert since the reference is made in a 1933 Act filing. Alternatively, remove such reference to an expert and disclose how management determined the validity of the valuation that was obtained and used in the determination of the fair value of the warrants and investments rights.

12. We note that you issued warrants to purchase 3,781,995 shares of common stock to your banks in conjunction with your debt restructuring in 2003. We also note that you issued warrants to purchase 1,100,000 shares of common stock to the same banks. However, it is unclear whether the warrants to purchase 1,100,000 shares of common stock were issued as part of the restructuring or as part of a separate transaction. It is also unclear how you accounted for the 1,100,000 warrants. Please tell us and revise the filing to clarify whether the 1,100,000 warrants were issued as part of the restructuring and how you have accounted for the issuance of the 1,100,000 warrants.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other
questions.

							Sincerely,



							Peggy A. Fisher
							Assistant Director


cc:  	Steven J. Glusband, Esq.
	Sarit Molcho, Adv.
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Adar Azancot
RADA Electronic Industries Ltd.
August 19, 2005
Page 1